UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: June 22, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 22, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: June 22, 2009

09-20-TC

Teck Recognized for Excellence in Mine Safety

and Mine Rescue & First Aid Skills

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that the Province of British Columbia recognized two of its coal operations for excellence in mine safety at the 54th Annual Provincial Mine Rescue, First Aid and Safety Awards ceremony held on June 6 at Britannia Beach. Teck Coal’s Greenhills Operation was awarded the John Ash Award for achieving the lowest injury frequency rate for mines operating over one million worker hours in 2008 and the Line Creek Operation was presented the Edward Prior Award for the mine operating between 200,000 and one million worker hours, with the lowest injury-frequency rate in 2008.

“These awards demonstrate our commitment to living our values,” said Don Lindsay, President and CEO.

“Safety is a core value and we believe achieving zero incidents is possible in the workplace,” he added.

In addition, on June 6 the company’s Highland Valley Copper Operation’s Three-person Miners’ First Aid Team took first place at the B.C. Provincial Mine Rescue Competition and the Greenhills Operation placed first in the Surface Mine Rescue Competition. In total, the two teams captured five categories.

In other competitions, the Cardinal River Operation’s team took third place at the Alberta Surface Mine Rescue Competition, and individuals and teams from the Pogo and Pend Oreille Operations placed in the top three categories in five different events at the Central Mine Rescue Underground Competition held in Idaho.

The mine rescue competitions bring together mine rescue teams to compete in several tasks designed to simulate real life emergency situations and to test teams’ skills in first aid, extrication, fire fighting, rope rescue and their overall mine rescue knowledge.

British Columbia Provincial Mine Rescue and First Aid Three-Person Miners’ First Aid Competition:

1st place, Highland Valley Copper Operation, – Three-Person Miners’ First Aid

1st place, Gerry Wong, Highland Valley Copper Operation – Kathy Lofstrom Memorial (Best Coach)

British Columbia Provincial Mine Rescue and First Aid Surface Mine Rescue:

1st place, Greenhills Operation – Overall Surface Mine Rescue Trophy

1st place, Greenhills Operation – HVC Award for Highest Non-Aggregate Points

1st place, Highland Valley Copper Operation – Maurice Boisse Memorial (Best Bench)

Alberta Surface Mine Rescue Competition:

3rd place, Cardinal River Operation – Smoke and Search

Central Mine Rescue Underground Competition (Idaho, U.S.):

2nd place, Pogo Operation – Field Competition

2nd place, Josh Murrell, Pogo Operation – ITX Instrument

3rd place, Ken Shuster, Pogo Operation – BG4 Benchman

3rd place, Pogo Operation – Rope Rescue

2nd place, Roger Curran, Pend Oreille Operation – BG4 Benchman

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Catherine Hart Manager, Communications Teck Resources Limited (604) 699-4503	Dario Alvarez Communications Advisor Teck Resources Limited (604) 699-4137

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